UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 11)

CareView Communications, Inc.

 (Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 2 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
33,219,026

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
33,219,026

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,219,026

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

19.2%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 3 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
33,219,026

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
33,219,026

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,219,026

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

19.2%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 4 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
33,219,026

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
33,219,026

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,219,026

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

19.2%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 5 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
33,219,026

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
33,219,026

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,219,026

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

19.2%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 6 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
33,219,026

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
33,219,026

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,219,026

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

19.2%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
31,532,124

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
31,532,124

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
31,532,124

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

18.4%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 8 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
31,532,124

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
31,532,124

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
31,532,124

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

18.4%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 9 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
31,532,124

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
31,532,124

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
31,532,124

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

18.4%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 10 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
31,532,124

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
31,532,124

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
31,532,124

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

18.4%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
0

(8) SHARED VOTING POWER
31,532,124

(9) SOLE DISPOSITIVE POWER
0

(10) SHARED DISPOSITIVE POWER
31,532,124

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
31,532,124

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

18.4%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 12 of 20

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
1,796,569

(8) SHARED VOTING POWER
31,532,124

(9) SOLE DISPOSITIVE POWER
1,796,569

(10) SHARED DISPOSITIVE POWER
31,532,124

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,328,693

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

19.3%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 13 of 20

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
2,089,579

(8) SHARED VOTING POWER
64,751,150

(9) SOLE DISPOSITIVE POWER
2,089,579

(10) SHARED DISPOSITIVE POWER
64,751,150

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
66,840,729

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

32.4%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 20

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(7) SOLE VOTING POWER
1,539,916

(8) SHARED VOTING POWER
64,751,150

(9) SOLE DISPOSITIVE POWER
1,539,916

(10) SHARED DISPOSITIVE POWER
64,751,150

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
66,291,066

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

32.2%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 20

This Amendment No. 11 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014 and Amendment No. 10 filed January 6, 2015 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the closing of the transactions contemplated by the Fifth Amendment (as described in Amendment No. 9 of the Original Statement) and the purchase by the Reporting Persons of certain of the 2015 Notes and 2015 Warrants (each as defined in Item 6) sold therein. Amounts reported herein include interest payable in kind on March 31, 2015 with respect to the 2011 Notes, 2012 Notes, 2014 Notes and 2015 Notes, because the scheduled interest payment date falls within 60 days of the date of this Amendment.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Statement is hereby amended and supplemented as follows:

Messrs. Lightcap, Healey and Cohen funded the acquisition of the 2015 Notes and 2015 Warrants that were purchased directly or indirectly by them as described under Item 5 herein with personal funds.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)          Collectively, the Reporting Persons beneficially own an aggregate of 70,177,214 shares of Common Stock, representing (i) 6,076,181 shares of Common Stock that may be acquired upon conversion of the 2015 Notes (including interest payable in kind through March 31, 2015), (ii) 14,500,530 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid or payable in kind through March 31, 2015), (iii) 5,905,885 shares of Common Stock that may be acquired upon conversion of the 2012 Notes (including interest paid or payable in kind through March 31, 2015), (iv) 25,995,350 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid or payable in kind through March 31, 2015), (v) 11,782,859 shares of Common Stock that may be acquired upon exercise of the 2011 Warrants, (vi) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants and (vii) 1,916,409 shares of Common Stock that may be acquired upon exercise of the 2015 Warrants (the 2011 Warrants, the 2014 Warrants and the 2015 Warrants together, the “Warrants”). This aggregate amount represents approximately 33.5% of the Issuer’s outstanding common stock, based upon 139,380,748 shares outstanding, as reported outstanding as of November 14, 2014 in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2011 Notes, 2012 Notes, 2014 Notes and 2015 Notes held by the Reporting Persons into Common Stock and the exercise of all Warrants held by the Reporting Persons.

CUSIP NO. 141743104	13D	Page 16 of 20

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 1,951,142 shares of Common Stock underlying the initial principal amount of the 2015 Note issued to it (including interest payable in kind through March 31, 2015), (B) 6,754,347 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid or payable in kind through March 31, 2015), (C) 2,750,961 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid or payable in kind through March 31, 2015), (D) 12,108,634 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid or payable in kind through March 31, 2015), (E) 615,384 shares of Common Stock that it has a right to acquire upon exercise of its 2015 Warrant, (F) 1,863,200 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (G) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 7,746,183 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid or payable in kind through March 31, 2015), (B) 3,154,924 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid or payable in kind through March 31, 2015), (C) 13,886,716 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid or payable in kind through March 31, 2015), (D) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (E) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the HCP Fund. In addition, Mr. Lightcap is the beneficial owner, through a retirement account, of (A) 1,365,800 shares of Common Stock underlying the initial principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest payable in kind through March 31, 2015) and (B) 430,769 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant;

CUSIP NO. 141743104	13D	Page 17 of 20

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of (A) 1,588,554 shares of Common Stock underlying the initial principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest payable in kind through March 31, 2015) and (B) 501,025 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant; and

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of (A) 1,170,685 shares of Common Stock underlying the initial principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest payable in kind through March 31, 2015) and (B) 369,231 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or by any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)          The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)          Except as set forth in this Amendment, including under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)    Inapplicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On February 17, 2015, the Issuer, HCP Fund, Messrs. Lightcap, Cohen and Healey (together, the “Individual Reporting Persons”) and certain other investors closed on the transactions contemplated by the Fifth Amendment. In connection with the closing, as contemplated by the Fifth Amendment, the Company issued, and the investors purchased, (i) an aggregate initial principal amount of $6 million in additional Senior Secured Convertible Notes, with an initial conversion price of $0.52 per share (subject to adjustment as described therein) and a maturity date of February 16, 2025 (the “2015 Notes”), and (ii) warrants to purchase an aggregate of up to 3,692,307 shares of Common Stock at an exercise price of $0.52 per share (subject to adjustment as described therein) and with an expiration date of February 17, 2025 (the “2015 Warrants”). Of this amount: (i) HCP purchased $1 million initial principal amount of 2015 Notes and was issued a 2015 Warrant to purchase 615,384 shares of Common Stock; (ii) Mr. Lightcap purchased, through a retirement account, $700,000 initial principal amount of 2015 Notes and was issued a 2015 Warrant to purchase 430,769 shares of Common Stock; (iii) Mr. Cohen purchased $814,166 initial principal amount of 2015 Notes and was issued a 2015 Warrant to purchase 501,025 shares of Common Stock; and (iv) Mr. Healey purchased $600,000 initial principal amount of 2015 Notes and was issued a 2015 Warrant to purchase 369,231 shares of Common Stock. With respect to the securities purchased by each Individual Reporting Person, each other Reporting Person (including each other Individual Reporting Person) disclaims any beneficial ownership of such securities.

CUSIP NO. 141743104	13D	Page 18 of 20

In connection with the closing, the Company and the investors entered into an Amended and Restated Pledge and Security Agreement (the “Amended Security Agreement”) amending and restating that certain Pledge and Security Agreement dated as of April 20, 2011, and an Amended and Restated Intellectual Property Security Agreement (the “Amended IP Agreement”), amending and restating that certain Intellectual Property Security Agreement dated as of April 20, 2011.

This summary is qualified in its entirety by reference to the 2015 Notes, the 2015 Warrants, the Amended Security Agreement and the Amended IP Agreement, each of which is included as an exhibit to this Statement and is incorporated by reference herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

22	Form of 2015 Note (incorporated by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed on December 19, 2014).
23	Form of 2015 Warrant (incorporated by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed on December 19, 2014).
24	Form of Amended Security Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Current Report on Form 8-K filed on December 19, 2014).
25	Form of Amended IP Agreement (incorporated by reference to Exhibit 10.26 to the Issuer’s Current Report on Form 8-K filed on December 19, 2014).

CUSIP NO. 141743104	13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2015

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

CUSIP NO. 141743104	13D	Page 20 of 20

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ Anabelle Perez Gray

Name: Anabelle Perez Gray
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen